SCHEDULE 13G

The Vincam Group, Inc.
Common Stock
CUSIP #  92719B104

CUSIP #  92719B104
Item 1: Reporting Person - Jose M. Sanchez
Item 4: United States of America
Item 5: 2,063,202
Item 6: None
Item 7: 2,063,202
Item 8: None
Item 9: 2,063,202
Item 11: 25.7%
Item 12: IN

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).  Name of Issuer:
            The Vincam Group, Inc.

Item 1(b).  Name of Issuer's Principal Executive Offices:
            2850 Douglas Road
            Coral Gables, FL  33134

Item 2(a).  Name of Person Filing:
            Jose M. Sanchez

Item 2(b).  Address or Principal Business Office or, if None, Residence:
            2850 Douglas Road
            Coral Gables, FL  33134

Item 2(c).  Citizenship:
            United States of America.

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number:
            92719B104

Item 3.  Not applicable


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Item 4.  Ownership

                  (a)  Amount Beneficially Owned:
                       2,063,202

                  (b)  Percent of Class:
                       25.7%

                  (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:
                       2,063,202

                  (ii) shared power to vote or to direct the vote:
                       None.

                  (iii) sole power to dispose or to direct the disposition of:
                        2,063,202

                  (iv) shared power to dispose or to direct the disposition of:
                       None.

Item 5.  Ownership of Five Percent or Less of a Class.
                  Not applicable.

Item 6.  Ownership or More than Five Percent on Behalf of Another Person.
                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.
                  Not applicable.

Item 9.  Notice of Dissolution of Group.
                  Not applicable.

Item 10.  Certification.
                  Not applicable.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

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/s/ Jose M. Sanchez
---------------------
Jose M. Sanchez
Date:  February 14, 1997

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